EXHIBIT 12

Chesapeake Corporation Computation of Ratio of Earnings to Fixed Charges (in millions, except for ratio of earnings to fixed charges)
	Three Months Ended		Fiscal Years Ended
	04/01/07	04/02/06	12/31/06	01/01/06	01/02/05	12/28/03	12/29/02
Earnings:
Pre tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/loss from equity investees	$4.3	$(3.9)	$(40.1)	$(310.4)	$12.6	$26.5	$14.2
Fixed charges	11.2	9.8	42.8	36.5	40.5	46.7	48.6
	$15.5	$5.9	$2.7	$(273.9)	$53.1	$73.2	$62.8
Less capitalized interest	—	—	—	—	0.4	1.0	0.1
Less minority interest	—	—	—	(0.7)	(0.7)	(1.0)	(0.2)
Total Earnings	$15.5	$5.9	$2.7	$(273.2)	$53.4	$73.2	$62.9

Fixed Charges:
Interest expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness	$10.7	$9.4	$39.6	$33.6	$37.8	$44.3	$46.3
Estimated interest component of rental expense(1)	0.5	0.4	3.2	2.9	2.7	2.4	2.3
Total Fixed Charges	$11.2	$9.8	$42.8	$36.5	$40.5	$46.7	$48.6

Ratio of earnings to fixed charges	1.4	—(2)	—(3)	—(4)	1.3	1.6	1.3

(1) Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.
(2) Earnings, as defined, were inadequate to cover fixed charges by $3.9 million for the three months ended April 2, 2006.
(3) Earnings, as defined, were inadequate to cover fixed charges by $40.1 million in the fiscal year ended December 31, 2006.
(4) Earnings, as defined, were inadequate to cover fixed charges by $309.7 million in the fiscal year ended January 1, 2006.